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                PRICE ENTERPRISES, INC. ANNOUNCES ITS INTENTION
               TO COMMENCE A SELF TENDER OFFER TO PURCHASE UP TO
           10 MILLION SHARES OF ITS COMMON STOCK AT $5.50 PER SHARE


SAN DIEGO, California, September 16, 1998/PR Newswire/ -- Price Enterprises, Inc. (Nasdaq: PREN) announced today that it intends to commence a self tender offer to purchase up to 10 million shares (or approximately 42.1%) of its outstanding common stock at a price of $5.50 per share (the "Offer"). The Offer will commence upon the filing of Schedule 13E-4 with the Securities and Exchange Commission and the mailing of an Offer to Purchase to stockholders tomorrow. The proration period and withdrawal rights will expire on October 15, 1998, unless extended.

The Board of Directors has determined that the Company's financial condition, outlook and current market conditions, including recent trading prices of its shares, make this a favorable time to repurchase a significant portion of the outstanding shares of the Company's common stock. In the view of the Board of Directors, the Offer represents an attractive transaction for the Company that should benefit the Company and its remaining stockholders over the long term. In particular, the Board of Directors believes that the repurchase of shares at this time is consistent with the Company's long term goal of seeking to increase stockholder value.

The Offer provides stockholders with the opportunity to sell their shares to the Company for $5.50 per share, and subject to the terms and conditions of the Offer, to sell those shares without the usual transaction costs associated with open market sales if they tender directly to ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer. In addition, the Offer gives stockholders the opportunity to sell at a price greater than the market price prevailing prior to the announcement of the Offer. The Offer also allows stockholders to sell a portion of their shares while retaining a continuing equity interest in the Company with their remaining common shares.

Price Enterprises, Inc. is operating as a real estate investment trust whose principal business is to acquire, develop, operate, manage and lease real property. The Company's current real estate portfolio consists of 31 commercial properties located primarily in the West and Northeast and which are principally leased to major retail tenants.

This Press release contains forward-looking statements that are subject to risks and uncertainties that might cause actual results to differ from those foreseen, including the competition for acquisition of real estate and the Company's dependence on rental income from real property as well as the other risks detailed in the Company's SEC reports, including the report on Form 10-K filed on March 27, 1998.

-0- CONTACT: Jack McGrory, President, (619) 581-4973 or MacKenzie Partners, Inc., Information Agent, (800) 322-2885/